Exhibit H

1.          News Digest

          ALLEGHENY ENERGY, INC.  A notice has been issued giving interest persons until __________ __, 2003, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, for Allegheny to extend the Rule 24 period to complete certain previously approved transfers of certain generating assets through December 31, 2003.

2.           Notice

          Allegheny Energy, Inc. et al (70-9897)

          Allegheny Energy, Inc. ("Allegheny"), 10435 Downsville Pike, Hagerstown, Maryland, a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), has filed this Post-Effective Amendment No. 5 to the above referenced Application-Declaration pursuant to Rule 24 of the Act, seeking authority to extend the Rule 24 period to complete the previously approved transfer of certain generating assets through December 31, 2003.

By post-effective amendment (this "Amendment") to amend the order issued by the Securities and Exchange Commission (the "Commission") in Holding Company Act Release No. 27486 (December 31, 2001) (the "Financing Order") to extend the Rule 24 period to complete the previously approved transfer of certain generating assets through December 31, 2003. The transaction proposed herein falls within Rules 24 and 54 promulgated under the Act. The authorization sought in this Application, together with other authorizations granted by this Commission,[1] are a critical part of the Applicants' strategy to address the impact of the industry wide credit and liquidity crises on the Applicants. Applicants request that the Commission issue an order not later than June 1, 2003.

          The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.   Interested persons wishing to comment or request a hearing should submit their views in writing by _______________, 2003, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above.  Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request.  Any request for a hearing shall identify specifically the issues of fact or law that are disputed.  A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter.  After said date, the application, as filed or as it may be amended, may be granted.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

1 See Holding Company Act Release ("HCAR") No. 27571, Supplemental Order Authorizing Dividends Out of Capital Surplus (September 27, 2002); HCAR No. 27579, Supplemental Order Authorizing Issuance and Sale of Secured Debt and Reserving Jurisdiction (October 17, 2002); and, HCAR No. 27***, Order Authorizing *** (Feb. **, 2003).